EXHIBIT 14.5

CONSOLIDATED FINANCIAL STATEMENTS

Harborside at Atlantis Joint Venture Limited

Years Ended December 31, 2005, 2004 and 2003

Harborside at Atlantis Joint Venture Limited

Consolidated Financial Statements

Years Ended December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

The Shareholders of Harborside Joint Venture Limited

We have audited the accompanying consolidated balance sheet of Harborside Joint Venture Limited (the Company) as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harborside at Atlantis Joint Venture Limited at December 31, 2005, and the consolidated results of its operations and its cash flows for the year in the period ended December 31, 2005, in conformity with U.S. generally accepted principles.

/s/ ERNST & YOUNG LLP

February 1, 2006
Orlando, Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Harborside at Atlantis Joint Venture Limited:

We have audited the accompanying consolidated balance sheets of Harborside at Atlantis Joint Venture Limited (a Bahamas Corporation) (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Orlando, Florida
July 29, 2005

Harborside at Atlantis Joint Venture Limited

Consolidated Balance Sheets

	December 31
	2005	2004
Assets
Cash and cash equivalents	$10,865,012	$3,386,771
Restricted cash	1,354,410	1,421,005
Customer mortgage loans receivable, less allowance for loan losses of $2,187,688 and $3,036,551, respectively	37,215,012	27,502,143
Inventory of vacation ownership interests	47,483,019	47,272,942
Property and equipment, net	3,142,036	3,376,224
Prepaid expenses and other assets	5,648,319	7,468,587
Total assets	$105,707,808	$90,427,672

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$10,112,566	$13,445,044
Due to affiliates	5,998,273	1,443,718
Other liabilities	600,926	13,830,667
Notes payable	19,562,095	737,174
Notes payable to related parties	9,906,420	32,906,420
Total liabilities	46,180,280	62,363,023

Shareholders’ equity:
Common stock, $1 par value; 5,000 shares authorized, issued, and outstanding	5,000	5,000
Additional paid-in capital	15,739,000	15,739,000
Retained earnings	43,783,528	12,320,649
Total shareholders’ equity	59,527,528	28,064,649
Total liabilities and shareholders’ equity	$105,707,808	$90,427,672

See accompanying notes.

Harborside at Atlantis Joint Venture Limited

Consolidated Statements of Income

	Year Ended December 31
	2005	2004	2003
Revenues:
Vacation ownership interest sales	$78,813,278	$37,412,560	$37,571,639
Resort and other income	7,681,571	1,360,083	2,939,280
Interest income	4,757,799	3,819,314	3,594,068
Total revenues	91,252,648	42,591,957	44,104,987

Costs and operating expenses:
Cost of vacation ownership interests sold	21,838,501	11,225,078	11,390,954
Sales and marketing	24,333,780	15,389,362	14,565,378
General, administrative, and operating expenses	11,013,366	7,146,711	7,542,801
Depreciation	829,617	774,882	804,894
Provision for loan losses	(466,631)	1,022,307	1,106,991
Interest expense, net	1,718,761	1,082,761	1,913,279
Gain on casualty damage remediation, net	—	(7,692,824)	(465,165)
Other	522,375	136,562	1,265,152
Total costs and operating expenses	59,789,769	29,084,839	38,124,284

Net income	$31,462,879	$13,507,118	$5,980,703

See accompanying notes.

Harborside at Atlantis Joint Venture Limited

Consolidated Statements of Shareholders’ Equity

Year Ended December 31, 2005, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2002	5,000	$5,000	$15,739,000	$(7,167,172)	$8,576,828
Net income	—	—	—	5,980,703	5,980,703

Balance, December 31, 2003	5,000	$5,000	15,739,000	(1,186,469)	14,557,531
Net income	—	—	—	13,507,118	13,507,118

Balance, December 31, 2004	5,000	$5,000	15,739,000	12,320,649	28,064,649
Net income	—	—	—	31,462,879	31,462,879

Balance, December 31, 2005	5,000	$5,000	$15,739,000	$43,783,528	$59,527,528

See accompanying notes.

Harborside at Atlantis Joint Venture Limited

Consolidated Statements of Cash Flows

	Year Ended December 31
	2005	2004	2003
Operating activities
Net income	$31,462,879	$13,507,118	$5,980,703
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	829,617	774,882	804,894
Amortization of deferred financing costs	221,659	197,494	145,818
Provision for loan losses	(466,631)	1,022,307	1,106,991
Changes in operating assets and liabilities:
Customer mortgage loans receivable	(9,246,238)	(6,666,404)	(4,844,986)
Inventory of vacation ownership interests	(210,077)	(22,989,164)	10,941,477
Prepaid expenses and other assets	1,598,609	(4,999,247)	790,519
Accounts payable and accrued liabilities	(3,332,478)	6,225,073	(4,333,792)
Due to affiliates	4,554,555	(728,792)	(5,334,974)
Other liabilities	(13,229,741)	12,372,068	(3,004,519)
Net cash provided by (used in) operating activities	12,182,154	(1,284,665)	2,252,131

Investing activities
Decrease in restricted cash	66,595	82,243	591,191
Cash paid for property and equipment	(595,429)	(144,542)	(642,867)
Net cash used in investing activities	(528,834)	(62,299)	(51,676)

Financing activities
Payments on notes payable	(7,242,177)	(4,722,159)	(973,107)
Proceeds from notes payable	26,067,098	—	—
Payments on notes payable to related parties	(31,000,000)	—	(9,000,000)
Proceeds from notes payable to related parties	8,000,000	3,000,000	—
Net cash used in financing activities	(4,175,079)	(1,722,159)	(9,973,107)

Net increase (decrease) in cash and cash equivalents	7,478,241	(3,069,123)	(7,772,652)
Cash and cash equivalents, beginning of year	3,386,771	6,455,894	14,228,546
Cash and cash equivalents, end of year	$10,865,012	$3,386,771	$6,455,894

Supplemental cash flow disclosures
Cash paid for interest	$2,313,914	$1,443,393	$3,004,819

See accompanying notes.

Harborside at Atlantis Joint Venture Limited

Notes to Consolidated Financial Statements

December 31, 2005

1. Nature of Business

Harborside at Atlantis Joint Venture Limited (HAJV) is the holding company of Harborside at Atlantis Development Limited (HAD) and Harborside at Atlantis Management Limited (HAM) (collectively, the Company). HAD was established to construct, furnish, market, sell, and finance vacation ownership interests (VOIs) at the Harborside at Atlantis Resort (the Resort) located in the Commonwealth of the Bahamas. HAM was established to manage the Resort. The shareholders of HAJV are Vistana Bahamas Holdings, Ltd. (Vistana Holdings) and Kerzner International Timeshare Limited (Kerzner) (formerly Sun International Timeshare Limited), each owning a 50% interest in the Company.

The Company generates revenues from the sale and financing of VOIs at the Resort, which typically entitle the buyer to ownership of a fully furnished unit for a one-week period on an annual or an alternate-year basis. The Company’s operations also consist of managing the operations of the Resort and related amenities. The Company sells VOIs to both domestic and foreign purchasers. All contracts relating to the sale of VOIs are denominated in U.S. dollars. In addition, the Company generates revenues from the rental of unoccupied units at the Resort.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of HAJV, HAD, and HAM. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments purchased with an original maturity of three months or less. The Company minimizes its credit risk associated with cash and cash equivalents by utilizing high credit quality financial institutions. However, a significant portion of the Company’s cash is maintained with a single bank and, accordingly, the Company is subject to credit risk. Periodic evaluations of the relative credit standing of the financial institutions maintaining the Company’s deposits are performed to evaluate and mitigate, if necessary, credit risk.

Restricted Cash

Restricted cash consists of deposits received on sales of VOIs that are held in escrow until the applicable statutory rescission period has expired.

Customer Mortgage Loans Receivable and Allowance for Loan Losses

Customer mortgage loans receivable are recorded at the lower of amortized cost or market less the related allowance for loan losses.

The Company provides for estimated customer mortgage loans receivable cancellations and defaults at the time the VOI sales are recorded by a charge to operations and a credit to an allowance for loan losses. The Company performs an analysis of factors such as economic conditions and industry trends, defaults, past due agings, and historical write-offs of customer mortgage loans receivable to evaluate the adequacy of the allowance. Recoveries on defaulted customer mortgage loans receivable are recorded in inventory of VOIs and as a reduction of loan charge-offs at the historical cost of VOIs. All collection and foreclosure costs are expensed as incurred. Interest income is suspended on all notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans are less than three months past due.

Inventory of Vacation Ownership Interests

Inventory of VOIs is valued at the lower of cost or net realizable value. Development costs include real estate and construction costs, including capitalized interest, and are allocated to VOIs. Interest and other carrying costs incurred during the construction period are capitalized, and such costs incurred on completed VOI inventory are expensed. Costs are allocated to units sold on the relative sales value method. During the years ended December 31, 2005, 2004 and 2003, $979,272, $432,875 and $0, respectively, of interest was capitalized into inventory. In early 2004, the Company started the construction of its second phase (Phase 1B) of VOIs, which consisted of 228 villas. As of December 31, 2005 and 2004, the construction of Phase 1B was 100% and 57% complete, respectively. The Company periodically evaluates the recovery of the carrying amount of its properties under the guidelines of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company believes that none of its long-lived assets have been impaired as of December 31, 2005.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed over the applicable estimated useful lives of the assets (between three and ten years), or in the case of leasehold improvements, over the term of the related lease, if shorter, using the straight-line method. Depreciation expense on property and equipment for the years ended December 31, 2005, 2004 and 2003 was $829,617, $774,882 and $804,894, respectively.

In connection with the development of the Resort, the Company constructed guest registration facilities and on-site sales and marketing facilities (Resort and Sales Facilities). The Company will retain ownership and control over these facilities until the project is sold-out, at which time the Resort and Sales Facilities will revert to the owners. Resort and Sales Facilities are included in property and equipment. The building is depreciated based on current sales to total project sales.

Deferred Financing Costs

The Company capitalizes direct and incremental costs incurred in connection with its long-term financing arrangements. These costs are amortized to interest expense over the life of the related debt instrument using the straight-line method, which materially approximates the effective interest method. Amortization of deferred financing costs totaled $221,659, $197,494 and $145,818 for the years ended December 31, 2005, 2004, and 2003, respectively.

Customer Deposits

Until a VOI contract qualifies as a sale, all payments received are accounted for as deposits, which are included in other liabilities in the accompanying consolidated balance sheets. If a contract is canceled after the applicable statutory period, deposits forfeited are recorded as income.

Revenue Recognition

The Company recognizes sales of VOIs when a minimum of 10% of the sales price has been received in cash, the rescission period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development related to the real estate sold. If all the criteria are met except that construction is not substantially complete, then revenues are recognized on the percentage-of-completion method using the cost-to-cost basis of measurement.

For sales that do not qualify for either accrual or percentage-of-completion recognition, all revenue is deferred using the deposit method. Under the deposit method, cash received from customers is classified as a refundable deposit in the liability section of the consolidated balance sheets and profit recognition is deferred until the revenue recognition criteria have been met.

The Company rents unsold VOIs on a short-term basis. Such resort rental income is accrued as earned. Property management fee revenues are accrued as earned in accordance with the management contracts and are included in resort and other income in the accompanying statements of income.

Customer mortgage loans receivable interest is accrued as earned based on the contractual provisions of the notes and contracts.

Sales and Marketing Costs

Sales and marketing costs are expensed as incurred, except for costs directly related to sales associated with VOI contracts not eligible for revenue recognition as described above. Such deferred costs principally consist of sales commissions and are charged to operations as the related revenue is recognized. Deferred sales and marketing costs are classified as prepaid expenses in the accompanying consolidated balance sheets and at December 31, 2005 and 2004 amounted to $667,152 and $3,181,601, respectively.

Income Taxes

The accompanying consolidated statements of income do not include a provision for income taxes as no income tax or capital gains tax is imposed on Bahamian corporations.

Concentrations of Credit Risk

The Company offers financing to the buyers of VOIs. The customer mortgage loans received by the Company bear interest at a fixed rate, are payable over terms of up to 10 years, and are secured by a first mortgage on the VOI. Any adverse change in economic conditions or significant price increases or adverse events related to the travel and tourism industry could have a material adverse effect on the Company’s business. Such conditions may also adversely affect the future availability and cost of financing for the Company or its customers and result in a material adverse effect on the Company’s business. In addition, changes in general economic conditions may adversely affect the Company’s ability to collect on its outstanding customer mortgage loans receivable.

The Company has historically derived net interest income from its financing activities because the interest rates it charges its customers who finance the purchase of their VOIs exceed the interest rates the Company pays to its lenders. Because the Company’s indebtedness bears interest at variable rates and the Company’s customer mortgage loans receivable bear interest at fixed rates, increases in interest rates will erode the spread in interest rates that the Company has historically obtained and could cause the rate on the Company’s borrowings to exceed the rate at which the Company provides financing to its customers. The Company has not engaged in interest rate hedging transactions. Therefore, any increase in interest rates, particularly over a sustained period, could have a material adverse effect on the Company’s results of operations, cash flows, and financial position.

New Accounting Pronouncement

In December 2004, the FASB issued SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 amends SFAS No. 66, Accounting for the Sales of Real Estate, and SFAS No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, in association with the issuance of AICPA SOP 04-2, Accounting for Real Estate Time-Sharing Transactions. These statements were issued to address the diversity in practice caused by lack of guidance specific to real estate time-sharing transactions. Under SFAS No. 152, the majority of the costs incurred to sell timeshares will be charged to expense when incurred. In regards to notes receivable issued in conjunction with a sale, an estimate of uncollectibility that is expected to occur must be recorded as a reduction of revenue at the time that profit is recognized on a timeshare sale. Rental and other operations during holding periods must be accounted for as incidental operations, which require that any incidental revenue in excess of incidental costs be recorded as a reduction of inventory costs. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005, and therefore will be implemented by the Company in the year ending December 31, 2006. The Company expects the adoption of this standard to result in a one-time pre-tax charge of approximately $3 million to $4 million in 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Reclassification

Certain amounts in the 2003 and 2004 consolidated financial statements were reclassified to conform to the 2005 presentation.

3. Customer Mortgage Loans Receivable

The Company provides financing to the purchasers of VOIs collateralized by their VOI interests. The customer mortgage loans receivable bear interest, at the time of issuance, ranging from 7.9% to 17.9%, which remains fixed over the term of the loan and typically averages six years. The customer mortgage loans receivable may be prepaid at any time without penalty. The weighted-average per annum rate of interest on outstanding customer mortgage loans receivable was 15.7% and 15.2% as of December 31, 2005 and 2004, respectively.

As of December 31, 2005, net customer mortgage loans receivable from buyers residing outside of the United States of America aggregated $1,374,034, with buyers within no individual country other than the United States of America aggregating more than 0.86% of gross outstanding customer mortgage loans receivable.

The following schedule presents the scheduled contractual principal maturities of customer mortgage loans receivable:

Year Ending December 31	Amount

2006	$3,976,186
2007	4,522,403
2008	4,313,067
2009	4,190,577
2010	4,113,284
Thereafter	18,287,183
Total principal maturities of customer mortgage loans receivable	39,402,700
Less allowance for loan losses	(2,187,688)
Net principal maturities of customer mortgage loans receivable	$37,215,012

The activity in the allowance for loan losses on customer mortgage loans receivable during the year ended December 31, 2005 and 2004 is summarized as follows:

	2005	2004

Balance, beginning of year	$3,036,551	$2,556,409
Charge-offs	(382,232)	(542,165)
Provision for loan losses	(466,631)	1,022,307
Balance, end of year	$2,187,688	$3,036,551

4. Property and Equipment

Property and equipment consisted of the following as of December 31, 2005 and 2004:

	2005	2004

Buildings and improvements	$3,323,473	$3,320,154
Furniture and fixtures	2,919,671	2,425,042
Vehicles	373,885	308,890
	6,617,029	6,054,086
Less accumulated depreciation	(3,474,993)	(2,677,862)
	$3,142,036	$3,376,224

5. Notes Payable

2001 Receivables Loan

During 2001, the Company entered into a receivables loan agreement (the 2001 Receivables Loan) with a maximum credit line of $35 million. The 2001 Receivables Loan required that the Company deliver to the lender customer mortgage loans receivable meeting certain criteria in order to receive advances on the 2001 Receivables Loan. Advances on the 2001 Receivables Loan bore interest at the 90-day LIBOR rate plus 3.25%. As of December 31, 2004, $737,174 was outstanding under the 2001 Receivables Loan. The 2001 Receivables Loan was paid off during 2005. The Company incurred approximately $4,000, $140,000 and $310,000 in interest expense for the years ended December 31, 2005, 2004 and 2003, respectively, in association with the 2001 Receivables Loan. These amounts are included in net interest expense in the accompanying consolidated statements of income.

2005 Receivables Loan

During 2005, the Company entered into a receivables loan agreement (the 2005 Receivables Loan) with a maximum credit line of $40 million. The proceeds were used to pay off the 2001 Receivables Loan. The 2005 Receivables Loan requires that the Company deliver to the lender customer mortgage loans receivable, meeting certain criteria in order to receive advances on the 2005 Receivables Loan. Advances on the 2005 Receivables Loan bear interest at 30-day LIBOR rate plus 3.25% (7.64% at December 31, 2005). As of December 31, 2005, $19,562,095 was outstanding under the 2005 Receivables Loan. Monthly customer payments of principal and interest with respect to the collateralized customer mortgage loans receivable are deposited directly with the lender. The principal and interest payments are applied against the 2005 Receivables Loan in the following order: first, to the payment of costs or expenses incurred by the lender in collecting any amounts due in connection with the Receivables Loan; second, to the payment of accrued and unpaid interest; and, thereafter, to the reduction of the principal balance. The 2005 Receivables Loan matures on March 31, 2010. The Company incurred approximately $675,000 in interest expense for the year ended December 31, 2005 in association with the 2005 Receivables Loan. This amount is included in net interest expense in the accompanying consolidated statements of income.

The 2005 Receivables Loan requires, among other things, that the Company maintain certain minimum financial ratios. At December 31, 2005, the Company was in compliance with all covenants.

6. Commitments and Contingencies

The Company leases office space from unrelated parties under operating leases which expire in 2010. Annual rent expense under such operating leases for the years ended December 31, 2005, 2004 and 2003 totaled approximately $659,000, $530,000 and $561,000, respectively, and is included in sales and marketing expenses. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases are as follows:

Year Ending December 31	Amount

2006	$295,714
2007	307,911
2008	320,646
2009	333,923
2010	245,839
Total future minimum lease payments	$1,504,033

7. Related Party Transactions

The Company has entered into management agreements with Kerzner International Bahamas Limited (formerly Sun International Bahamas Limited) and Starwood Vacation Ownership, Inc. (SVO), the owners of Kerzner and Vistana Holdings, respectively, to provide management, marketing, customer mortgage loans receivable processing, and administrative assistance to the Company. The management fee is calculated based on a percentage of net VOI sales or customer mortgage loans receivable, depending on the type of service provided.

For the years ended December 31, 2005, 2004 and 2003, SVO charged the Company $3,635,943, $2,766,205 and $1,289,800, respectively, for general and administrative expenses and $327,490, $323,050 and $167,700 respectively, for customer mortgage loans servicing fees. These amounts are classified as general, administrative and operating expenses in the accompanying consolidated statements of income. Kerzner charged the Company $3,305,403, $2,514,732 and $1,847,459 for the years ended December 31, 2005, 2004 and 2003, respectively, for marketing fees, which are included in sales and marketing expenses in the accompanying consolidated statements of income. In addition, Kerzner charged the Company $849,522, $465,922 and $0 for the years ended December 31, 2005, 2004 and 2003, respectively, for development fees, which were capitalized into inventory in the accompanying consolidated balance sheets.

As of December 31, 2005 and 2004, the Company had recorded $5,998,273 and $1,443,718, respectively, as due to affiliates in the accompanying consolidated balance sheets. As described above, this amount includes general and administrative expenses, customer mortgage loans receivable servicing fees, and marketing fees payable to the shareholders, as well as other payroll costs. The payroll costs, general and administrative expenses, and marketing fees are payable quarterly based on net cash flow available, as defined in the shareholders’ agreement. The customer mortgage loans receivable servicing fees are payable monthly.

The Company entered into notes payable agreements with Kerzner and Vistana Holdings (collectively, the Lenders) during 2000, which bear interest at the 30-day LIBOR rate plus 2.5% (6.89% at December 31, 2005). The notes payable agreements are non-revolving and are pari passu with respect to payments of principal and accrued interest. As of December 31, 2005 and 2004, $9,906,420 and $32,906,420, respectively, were outstanding under the notes payable agreements. On a monthly basis, the Company must pay to the Lenders an amount equal to the number of VOI registrations completed in the previous month multiplied by an amount per VOI. Repayment terms in excess of the monthly payment are based on net cash available for distribution to the shareholders, as defined. The monthly payment amount is first applied to accrued and unpaid interest and then to principal. The notes payable mature on December 31, 2006.

During the years ended December 31, 2005, 2004 and 2003, the Company incurred approximately $1,797,000, $1,193,000 and $1,458,000 in interest charges associated with the notes payable, respectively. Interest charges, net of capitalized amounts, are included in net interest expense in the accompanying consolidated statements of income.

8. Gain on Casualty Damage Remediation - Net

During November 2001, Hurricane Michelle (the Hurricane) hit the island on which the Resort is located. During 2002, the Company became aware of excessive water intrusion and moisture levels within a portion of the vacation ownership units at the Resort, which management attributed to the Hurricane. The Resort was closed from September 2002 to the beginning of December 2002, due to the severity of the mold and odor condition. During 2002, the Company was able to estimate the costs to be incurred in relation to the damage incurred by the Hurricane and recognized approximately $13.9 million of related expenses to cover the construction remediation expenses, guest relocation expenses, and legal and professional expenses. During 2003, the Company received approximately $3.0 million from the insurers and expensed an additional $2.6 million. During 2004, the Company received approximately $8.4 million from insurers and expensed an additional $0.7 million. The claim was completely settled as of December 31, 2004.